                                                                    Exhibit 12-A

                        Delmarva Power & Light Company

                      Ratio of Earnings to Fixed Charges
                      ----------------------------------
                            (Dollars in Thousands)
                            ---------------------

                                            12 Months
                                              Ended
                                            March 31,                              Year Ended December 31,
                                                           -------------------------------------------------------------------------
                                              1998             1997           1996           1995           1994           1993
                                        ------------------ -------------  -------------  -------------  -------------  -------------
Net income                                       $75,060       $105,709       $116,187       $117,488       $108,310       $111,076
                                        ------------------ -------------  -------------  -------------  -------------  -------------

Income taxes                                      51,782         72,155         78,340         75,540         67,613         67,102
                                        ------------------ -------------  -------------  -------------  -------------  -------------

Fixed charges:
    Interest on long-term debt
      including amortization of
      discount, premium and
      expense                                     79,587         78,350         69,329         65,572         61,128         62,651
    Other interest                                12,562         12,835         12,516         10,353          9,336          9,245
    Preferred dividend require-
      ments of a subsidiary
      trust                                        5,687          5,687          1,390             -              -              -
                                        ------------------ -------------  -------------  -------------  -------------  -------------
      Total fixed charges                         97,836         96,872         83,235         75,925         70,464         71,896
                                        ------------------ -------------  -------------  -------------  -------------  -------------

Nonutility capitalized interest                     (132)          (208)          (311)          (304)          (256)          (246)
                                        ------------------ -------------  -------------  -------------  -------------  -------------

Earnings before income taxes
    and fixed charges                           $224,546       $274,528       $277,451       $268,649       $246,131       $249,828
                                         =================  ============   ============   ============   ============   ============

Ratio of earnings to fixed charges                  2.30           2.83           3.33           3.54           3.49           3.47

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the interest factor associated with the Company's major leases, and one-third of the remaining annual rentals.

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